SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

Tri-Continental Corporation
(Amendment No. 1)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

895436103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 9 pages)
There is one exhibit.

Item 1.  Security and Issuer

Common Stock
Tri-Continental Corporation
100 Park Avenue, 8th Floor
New York, New York 10017


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, JoAnn Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 2,187,441 shares, representing 2.03% of the outstanding shares of TY. The shares have been accumulated on behalf of accounts that are managed by KIM (the ?Accounts?) under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.




Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of TY fit the investment guidelines for various Accounts. Shares have been acquired since March 6, 1997.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 2,187,441 shares, which represents 2.03 % of the outstanding Shares. George Karpus presently owns 43,170 shares. Mr. Karpus bought shares on January 13, 2004,
January 27, 2004, January 28, 2004, May 17, 2004, May 19, 2004, May
20, 2004, July 29, 2004, August 10, 2004, August 11, 2004, August 30,
2004, August 8, 2005, August 9, 2005, November 4, 2004, October 18,
2005, November 9, 2005, November 28, 2005, December 16, 2005,
December 23, 2005, December 30, 2005, January 30, 2006, January 31,
 2006, February 7, 2006, February 8, 2006, February 9, 2006 and February
 24, 2006.  He sold shares on March 15, 16 and 17, 2005.  Jo Ann Van
 Degriff presently owns 4,330 shares. Ms. Van Degriff shares on February
 23, 1998, February 11, 2000, August 15, 2003, August 18, 2004, August
 20, 2003, August 21, 2003, October 7, 2003, October 8, 2003, October 9,
2003, July 8, 2004, January 18, 2006, February 6, 2006, February 9, 2006,
 February 13, 2006, February 21, 2006, February 22, 2006 and March 20,
2006.  Ms. Van Degriff sold shares on April 9, 1999, February 22, 2001,
 March 2, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March
26, 2001, March 30, 2001, April 4, 2001, April 11, 2001, April 17, 2001,
 April 27, 2001, and March 22, 2005. Sophie Karpus presently owns 650 shares. Ms. Karpus bought shares on January 27, 2006 and on February
9, 2006.  Karpus Investment Management Profit Sharing Plan presently owns 20,915 shares. The Profit Sharing Plan bought shares on April 15,
1997, January 30, 1998, February 10, 1998, February 23, 1998, March 16,
1998, January 6, 1999, July 16, 1999, October 20, 1999, October 22, 1999,
October 25, 1999, October 28, 1999, March 13, 2000, January 29, 2002,
February 12, 2002, February 14, 2002, February 15, 2002, February 19,
2002, February 26, 2002, February 28, 2002, March 11, 2002, March 12,
 2002, March 27, 2002, July 18, 2002, November 20, 2002, March 19,
2003, March 20, 2003, August 21, 2003, August 25, 2003, August 26,
2003, August 27, 2003, August 28, 2003, August 29, 2003, September 2,
 2003, September 4, 2003, September 5, 2003, September 8, 2003,
September 18, 2003, September 19, 2003, November 20, 2003, November
 24, 2003, November 25, 2003, April 22, 2004, April 23, 2004, June 21,
 2004, July 26, 2004, August 12, 2004, October 29, 2004, March 1, 2005,
September 6, 2005, October 10, 2005, October 11, 2005, January 13, 2006,
 January 17, 2006, January 26, 2006, February 1, 2006, February 6, 2006, February 9, 2006, February 13, 2006, February 17, 2006, February 21,
2006, February 22, 2006, March 3, 2006, March 20, 2006.  The Plan
sold shares on July 18, 1997, April 9, 1999, April 12, 1999, April 13,
1999, April 19, 1999, April 30, 1999, Mary 24, 1999, February 5, 2001,
 February 6, 2001, February 22, 2001, March 2, 2001, March 12, 2001,
March 14, 2001, March 21, 2001, March 22, 2001, March 23, 2001,
March 26, 2001, March 27, 2001, March 28, 2001, March 30, 2001, April
4, 2001, April 5, 2001, April 10, 2001, April 11, 2001, April 17, 2001,
April 27, 2001, and March, 12, 2004.  Karpus Investment Management
Defined Benefit Plan presently owns 990 shares.  The Defined Benefit
Plan bought shares on August 29, 2003, March 24, 2004, June 24, 2004,
August 17, 2004, September 2, 2004, September 3, 2004, October 15,
2004, October 19, 2004, October 28, 2004, October 19, 2005 and October
20, 2005.  The Defined Benefit Plan sold shares on March 15, 2005.
Dana R. Consler presently owns 2575 shares. Mr. Consler bought shares on November 26, 1997, December 15, 1997, January 5, 1998, March 10,
2000, February, 14, 2002, February 28, 2002, March 12, 2002, August 15,
2003, August 18, 2003, August 20, 2003, August 21, 2003, August 25,
2003, September 5, 2003, September 8, 2003, December 2, 2003, April 23,
2004, May 19, 2004, July 7, 2004, August 25, 2004, September 28, 2004,
October 27, 2004, November 29, 2004, October 18, 2005, October 19, 2005
and February 6, 2006. Mr. Consler sold shares on April 9, 1999, April 12, 1999, April 13, 1999, February 22, 2001, March 2, 2001, March 14, 2001,
March 21, 2001, March 22, 2001,  March 23, 2001, March 26, 2001, March
30, 2001, April 4, 2001, April 5, 2001, April 11, 2001, April 17, 2001, April
27, 201, March 16, 2005 and  March 17, 2005. Kathy Crane presently owns
140 shares. Ms. Crane bought shares on July 5, 2005 and on July 6, 2005. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.35% and Dana R. Consler owns 0.63%. Apogee Partners, L.P. currently owns 42,000 shares of TY.
None of the other Principals of KIM presently owns shares of TY.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

Date
Shares
Price Per Share

Date
Shares
Price Per Share







2/21/2006
28715
19.81

4/3/2006
-215
20.40
2/22/2006
8375
19.85

4/10/2006
-3000
20.56
2/22/2006
-2500
19.89

4/11/2006
-200
20.26
2/23/2006
6875
19.92

4/12/2006
-16995
20.33
2/23/2006
-2000
19.93

4/13/2006
-4400
20.31
2/24/2006
9765
19.91

4/17/2006
-2000
20.29
2/27/2006
28100
19.98

4/21/2006
-400
20.38
2/28/2006
19000
19.85




3/1/2006
12155
19.90




3/2/2006
8200
19.93




3/2/2006
-200
19.99




3/3/2006
6400
20.00




3/6/2006
10520
20.01




3/7/2006
4400
19.88




3/8/2006
1175
19.93




3/9/2006
10200
19.94




3/10/2006
9200
19.97




3/13/2006
2700
19.91




3/13/2006
-1525
19.97




3/14/2006
300
20.15




3/14/2006
-8288
20.05




3/15/2006
595
20.19




3/16/2006
5000
20.39




3/17/2006
6000
20.33




3/20/2006
17125
20.30




3/21/2006
10000
20.29




3/22/2006
10700
20.22




3/23/2006
2500
20.28




3/27/2006
1700
20.26




3/28/2006
5000
20.23




3/29/2006
4100
20.23




3/30/2006
2600
20.22




3/31/2006
800
20.23





The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TY Securities.


Item 7.  Materials to be Filed as Exhibits

A letter was sent by Karpus to the Board of Directors of TY pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Karpus Management, Inc.




By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Dated:  	April 27, 2006

EXHIBIT 1
Letter to Board of Directors
Transmitted April 24, 2006


William C. Morris, Chairman					April 24, 2006
J. & W. Seligman & Co. Incorporated
Tri-Continental Corporation
100 Park Ave. 8th Floor
New York, NY 10017

Mr. Morris and Board Members,

Karpus Investment Management (KIM) has been a Shareholder of Tri-Continental (TY) since March 6, 1997. As of the date of this letter, we own 2,187,841 shares of TY which represents 2.03 percent of the Fund.
We are a registered investment advisor in upstate New York and we manage over a billion dollars of assets for pensions, foundations, endowments, corporations and high net worth individuals.

The purpose of this letter is to communicate on behalf of my firm, concern to the Board in regards to the persistent discount and poor performance of the Tri-Continental fund. As long term shareholders, we continue to be disappointed with the Board?s perceived inactivity and lack of interest in helping current shareholders realize value.

We have closely followed Western Investment Hedged Partners L.P.?s contest for director positions on the board and believe they make valid points relating to unacceptable NAV return and negligible shareholder representation in the boardroom. However, as strong supporters of the closed-end format we do not necessarily think the Fund needs to open-end or liquidate in order to benefit shareholders. Several options exist that have been implemented by funds in the past to address wide discounts.

A viable option that has worked well for funds attempting to manage discounts are tender offers. Periodic tenders narrow the gap between net asset value and market price and help moderate the fluctuation of the discount.

Another proven mechanism is a managed distribution policy of a regular fixed cash payment based on a percentage of the fund?s net assets. Many funds that employ managed distribution policies trade at smaller discounts or even premiums to NAV. Managed distributions appeal to long term shareholders, because they benefit from the predictable level of cash flow and the narrowing of the discount to net asset value.

The aforementioned ideas are highly regarded by sophisticated investors in the closed-end fund universe. Funds that implement these tactics tend to attract long term shareholders, in addition to benefiting existing investors, while discouraging and creating incentive for dissidents to exit the fund. Two examples of these tactics that we have seen successfully implemented during our considerable experience with closed-end fund management are Salomon Brothers Municipal Partners Fund (MNP) and Boulder Growth and Income Fund (BIF). Evidence of the effect of managed distributions on the discount can be seen on the Bloomberg printouts attached hereto. I have also included a printout for the Boulder Total Return Fund (BTF), a sister fund to BIF that has not implemented a managed distribution policy, to illustrate the effectiveness of such a policy in narrowing the discount to net asset value at which the Fund trades.

By addressing shareholders? concerns now and coming to terms with large institutional shareholders, the Board will prevent the flow of funds out of the Fund and into the hands of lawyers and solicitors.
KIM encourages the Board to come up with a creative solution to the mounting shareholder discontent. It is up to the Board at this juncture to either fight shareholders or seek a constructive settlement. We hope the Board will do what is in shareholders? best interests.

I would welcome any communication with the Board to discuss our concerns. Please feel free to contact me anytime at (585) 586-4680 (ext.
248). Thank you for your time and consideration.

Sincerely,


Melissa L. Santas
Portfolio Manager/Equity Analyst


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